Exhibit 99.4

PRESS RELEASE

Thierry Pflimlin is appointed new President Marketing &
Services, member of the Executive Committee of TotalEnergies

Paris, January 14, 2022 –Thierry Pflimlin is President, Marketing & Services and a TotalEnergies Executive Committee member.

Biography of Thierry Pflimlin

Thierry Pflimlin started his career as commercial attaché at the French Embassy in Hanoi. In 1984, he joined the Total Group where he held a number of international positions.

After five years as CEO of Total Asia Pacific in Singapore he moved back to the head office in 2012 to become CEO of Total France. In July 2013, he became Senior Vice President Corporate Affairs in the Marketing & Services Division.

In 2016, he became the President of Total Global Services. In 2021, he is appointed President Marketing & Services and member of the Executive Committee of TotalEnergies

Thierry Pflimlin is a graduate from the Strasbourg Political Studies Institute and the HEC Business School.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).